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                              March 28, 2023

       J. Abbott R. Cooper
       Managing Member
       Driver Management Company LLC
       1266 E. Main Street, Suite 700R
       Stamford, CT 06902

                                                        Re: AMERISERV FINANCIAL
INC /PA/
                                                            PRRN14A filed March
21, 2023
                                                            Filed by Driver
Management Company LLC et al.
                                                            File No. 000-11204

       Dear J. Abbott R. Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRRN14A filed March 21, 2023

       Information on the Mechanics of Cumulative Voting, page 25

   1. Please revise this section (i) to make it more concise by reducing the considerable repetition that
currently exists, and (ii) to expand the disclosure to address as clearly as possible how cumulative
voting will work in various voting scenarios. To take
                                                        one example, it is
unclear how cumulative voting would apply, or not apply, in the event a shareholder casts one
or more votes for a Company nominee on Driver's proxy card and does not provide
instructions as to how the shareholder may wish to cumulate votes. To take another example,
it is unclear how the disclosure on cumulative voting, which appears to give broad
discretion to Driver in certain circumstances, is to be interpreted alongside the
potentially conflicting disclosure on undervoting (i.e., "IF YOU MARK
                                                        FEWER THAN THREE    FOR
   BOXES WITH RESPECT TO THE ELECTION OF
                                                        DIRECTORS, THIS PROXY
CARD, WHEN DULY EXECUTED, WILL BE VOTED
                                                        ONLY    FOR    THOSE
NOMINEES YOU HAVE SO MARKED.") In general, the
 J. Abbott R. Cooper
Driver Management Company LLC
March 28, 2023
Page 2
         disclosure appears to focus on a shareholder that selects the "FOR ALL EXCEPT
         DRIVER NOMINEE(S) WRITTEN BELOW" box, and not on a shareholder that votes on director nominees using the individual boxes that appear next to those individual nominees.
General

2. We note the response to prior comments 2 and 5, as well as new disclosure regarding litigation concerning Driver's nominations. If Driver in fact intends to distribute its definitive proxy statement before the litigation related to the validity of its nominees has been settled in Driver's favor, please include disclosure in the proxy statement advising shareholders of the risk of their votes not being honored if they vote using Driver's proxy card. In addition, to the extent that a risk remains that Driver's nominations will ultimately be adjudged invalid, please disclose how Driver will treat proxies received
         (including those containing votes for the registrant   s nominees) if
its nominations are in
         fact adjudged invalid.
3. We note the response to prior comment 4. While we see disclosure that is responsive to
         Rule 14a-5(e)(1) and (2), we do not see clear disclosure with respect to 14a-5(e)(3), or any disclosure with respect to 14a-5(e)(4). Please provide such disclosure, or advise.
4. Rule 14a-19(f) provides that the proxy card "may provide a means for the security holder to grant authority to vote for the nominees of the registrant set forth, as a group, and a means for the security holder to grant authority to vote for the nominees of any other soliciting person set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such groups of nominees..."
         (emphasis added). Please revise the proxy card accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameJ. Abbott R. Cooper                          Sincerely,
Comapany NameDriver Management Company LLC
                                                               Division of
Corporation Finance
March 28, 2023 Page 2                                          Office of
Mergers and Acquisitions
FirstName LastName